

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Announces Election of Directors

May 29, 2020 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX, NYSE American: TMQ) ("Trilogy Metals" or the "Company") is pleased to announce that the shareholders voted in favour of all items of business before the Annual Meeting of the Shareholders held in Vancouver yesterday and that the nominees listed in the management proxy circular for the meeting were all elected as directors. Detailed results of the vote for the election of directors are set out in the table below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Tony Giardini	95,740,194	99.80	189,046	0.20
James Gowans	95,741,442	99.80	187,797	0.20
William Hayden	95,687,288	99.75	241,951	0.25
William Hensley	95,778,244	99.84	150,995	0.16
Gregory Lang	95,696,466	99.76	232,773	0.24
Kalidas Madhavpeddi	95,687,064	99.75	242,176	0.25
Janice Stairs	95,746,902	99.81	182,338	0.19
Diana Walters	95,742,612	99.81	186,628	0.19

Detailed results of all items of business are available in the Report of Voting Results filed under the Company's SEDAR profile at www.sedar.com ("SEDAR") and on the Form 8-K filed under the Company's EDGAR profile at www.sec.gov ("EDGAR").

The Company is also pleased to confirm that on June 1, 2020 Tony Giardini will formally assume the role of President and Chief Executive Officer of Trilogy Metals. Mr. Jim Gowans, who was previously the interim President and Chief Executive Officer, will remain in his role as a director of the Company and he will continue as a member of the Board of Ambler Metals LLC, overseeing the Company's interests in its joint venture with South32 Limited.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects ("UKMP" in northwestern Alaska. On December 19, 2020, South32, which is a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt

Trust | Respect | Integrity

mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within land package that spans approximately 172,636 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Elaine Sanders
Vice President & Chief Financial Officer

Patrick Donnelly
Vice President Corporate Communications & Development

604-638-8088 or 1-855-638-8088
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